FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person Ginorio Antonio	2. Date of Event Requiring Statement (Month/ Day/Year) 1-29-01	4. Issuer Name and Ticker or Trading Symbol American Community Properties Trust (APO)
(Last) (First) (Middle) Calle 2 #18-A, La Campina	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) ____Director ____10% Owner ____Officer (give X Other (specify title below) below) Trustee	6. If Amend- ment, Date of Original (Month/ Day/ Year)	7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person ____Form filed by More than One Reporting Person
(Street) Rio Piedras PR 00926
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
None

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month,Day,Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

/s/ Antonio Ginorio Signature of Reporting Person	January 29, 2001 Date